UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-34741
NORANDA ALUMINUM HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

801 Crescent Centre Drive, Suite 600
Franklin, Tennessee 37067
(615) 771-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.01 par value
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☒

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 124

Pursuant to the requirements of the Securities Exchange Act of 1934, Noranda Aluminum Holding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 1, 2016	NORANDA ALUMINUM HOLDING CORPORATION

	By:	/s/ LAYLE K. SMITH
	Name:	Layle K. Smith
	Title:	President and Chief Executive Officer